Exhibit 99.2

Copyright, published by	First issued by
The Baltic and International Maritime Council (BIMCO), Copenhagen. Issued November 2001	The Baltic and International Maritime Council (BIMCO), Copenhagen, in 1974 As “Barecon A” and “Barecon B”. Revised and amalgamated 1989. Revised 2001

1. Shipbroker	BIMCO STANDARD BAREBOAT CHARTER
CODE NAME: “BARECON 2001”
PART I
2. Place and date
November 13th 2014

3. Owners/Place of business (Cl. 1)	4. Bareboat Charterers/Place of business (Cl. 1)

FLEGRA COMPANIA NAVIERA S.A.	TBN
By NewLead Holdings Ltd.

5. Vessel’s name, call sign and flag (Cl. 1 and 3)
KATERINA L - IMO 9538309 - Panama

6. Type of Vessel	7. GT/NT
TANKER	2,511/1,027

8. When/Where built	9. Total DWT (abt.) in metric tons on summer freeboard

10/2009	3,370 Tns

10. Classification Society (Cl. 3)	11. Date of last special survey by the Vessel’s classification society

RINA	[November 2014]
12. Further particulars of Vessel (also indicate minimum number of months’ validity of class certificates agreed acc. to Cl. 3)
LOA : 90.60
BREADTH: 14.20 m
DEPTH: 6.30m Draught 5.35 m

13. Port or Place of delivery (Cl. 3)	14. Time for delivery (Cl. 4)	15. Cancelling date (Cl. 5)
Salamis, Greece	20 October 2014 -	30 October 2014
30 October 2014
16. Port or Place of redelivery (Cl. 15)	17. No. of months’ validity of trading and class certificates upon redelivery (Cl. 15)
Worldwide	1 Month

18. Running days’ notice if other than stated in Cl. 4	19. Frequency of dry-docking (Cl. 10(g))

N/A	N/A

20. Trading limits (Cl. 6)

Worldwide trading WIWL

21. Charter period (Cl. 2)	22. Charter hire (Cl. 11)
Until October 16, 2018	As per Rider Clause 2

23. New class and other safety requirements (state percentage of Vessel’s insurance value acc. to Box 29)(Cl. 10(a)(ii)) N/A

24. Rate of interest payable acc. to Cl. 11(f) and, ~~if applicable, acc. to PART IV~~	25. Currency and method of payment (Cl. 11)
N/A	As per Rider clauses 1, 2 & 3

continued

(continued)	“BARECON 2001” STANDARD BAREBOAT CHARTER	PART I

26. Place of payment; also state beneficiary and bank account (Cl. 11)	27. Bank guarantee/bond (sum and place)(Cl. 24)(optional)
N/A

28. Mortgage(s), if any (state whether 12(a) or (b) applies; if 12(b) applies state date of Financial Instrument and name of Mortgagee(s)/Place of business)(Cl. 12)	29. Insurance (hull and machinery and war risks)(state value acc. to Cl. 13(f) or, if applicable, acc. to Cl. 14(k))(also state if Cl. 14 applies)

National Bank of Greece - dated 8 October 2009 As amended on 30 September 2011, on 16 April 2013 and on 21 February 2014

30. Additional insurance cover, if any, for Owners’account limited to (Cl. 13(b) or, if applicable, Cl. 14(g))	31. Additional insurance cover, if any, for Charterers’ account limited to (Cl. 13(b) or, if applicable, Cl. 14(g))

N/A	N/A

32. Latent defects (only to be filled in if period other than stated in Cl. 3)	33. Brokerage commission and to whom payable (Cl. 27)

N/A

34. Grace period (state number of clear banking days)(Cl. 28)	35. Dispute Resolution (state 30(a), 30(b) or 30(c); if 30(c) agreed Place of Arbitration must be stated (Cl. 30)
5 Banking Days	LONDON
36. War cancellation (indicate countries agreed)(Cl. 26(f))

N/A
37. Newbuilding Vessel (indicate with “yes” or “no” whether PART III applies)(optional)	38. Name and place of Builders (only to be filled in if PART III applies)

NO	N/A

39. Vessel’s Yard Building No. (only to be filled in if PART III applies)	40. Date of Building Contract (only to be filled in if PART III applies)

N/A	N/A
41. Liquidated damages and costs shall accrue to (state party acc. to Cl. 1)
N/A

42. Hire/Purchase agreement (indicate with “yes” or “no” whether PART IV applies)(optional)	43. Bareboat Charter Registry (indicate “yes” or “no” whether PART V applies)(optional)

YES, Purchase option and obligation as per Rider Clause 3

44. Flag and Country of the Bareboat Charter Registry (only to be filled in if PART V applies)	45. Country of the Underlying Registry (only to be filled in if PART V applies)

46. Number of additional clauses covering special provisions, if agreed
7 (Seven)

PREAMBLE - It is mutually agreed that this Contract shall be performed subject to the conditions contained in this Charter which shall include PART I and PART II. In the event of a conflict of conditions, the provisions of PART I shall prevail over those of PART II to the extent of such conflict but no further. It is further mutually agreed that PART III and/or PART IV and/or PART V shall only apply and only form part of this Charter if expressly agreed and stated in the Boxes 37, 42 and 43. If PART III and/or PART IV and/or PART V apply, it is further agreed that in the event of a conflict of conditions, the provisions of PART I and PART II shall prevail over those of PART III and/or PART IV and/or PART V to the extent of such conflict but no further.

Signature (Owners)	Signature (Charterers)

/s/ Nikolaos Daoulis Remandas	/s/ Michail S. Zolotas

/s/ Dimitrios Remandas

PART II

“BARECON 2001” Standard Bareboat Charter

1.	Definitions	1		Owners notice of cancellation within thirty-six (36)	65
	In this Charter, the following terms shall have the	2		running hours after the cancelling date stated in Box	66
	meanings hereby assigned to them:	3		15, failing which this Charter shall remain in full force	67
	“The Owners” shall mean the party identified in Box 3;	4		and effect.	68
	“The Charterers” shall mean the party identified in Box 4;	5		(b) If it appears that the Vessel will be delayed beyond	69
	“The Vessel” shall mean the vessel named in Box 5 and	6		the cancelling date, the Owners may, as soon as they	70
	with particulars as stated in Boxes 6 to 12.	7		are in a position to state with reasonable certainty the	71
	“Financial Instrument” means the mortgage, deed of	8		day on which the Vessel should be ready, give notice	72
	covenant or other such financial security instrument as	9		thereof to the Charterers asking whether they will	73
	annexed to this Charter and stated in Box 28.	10		exercise their option of cancelling, and the option must	74
				then be declared within one hundred and sixty-eight	75
2.	Charter Period	11		(168) running hours of the receipt by the Charterers of	76
	In consideration of the hire detailed in Box 22, the	12		such notice or within thirty-six (36) running hours after	77
	Owners have agreed to let and the Charterers have	13		the cancelling date, whichever is the earlier. If the	78
	agreed to hire the Vessel for the period stated in Box 21	14		Charterers do not then exercise their option of cancelling,	79
	(“The Charter Period”).	15		the seventh day after the readiness date stated in the	80
				Owners’ notice shall be substituted for the cancelling	81
3.	Delivery	16		date indicated in Box 15 for the purpose of this Clause 5.	82
	(not applicable when Part III applies, as indicated in Box 37)	17		(c) Cancellation under this Clause 5 shall be without	83
	(a) The Owners shall before and at the time of delivery exercise	18		prejudice to any claim the Charterers may otherwise	84
	due diligence to make the Vessel seaworthy and in every	19		have on the Owners under this Charter.	85
	respect ready in hull, machinery and equipment for service	20
	under this Charter. The Vessel shall be delivered by the Owners	21	6.	Trading Restrictions	86
	and taken over by the Charterers at the port or place indicated in	22		The Vessel shall be employed in lawful trades for the	87
	Box 13 in such ready safe berth as the Charterers may direct~~. The~~	23		carriage of suitable lawful merchandise within the trading	88
	~~Vessel shall be delivered to Charterers by Owners in the same~~	24		limits indicated in Box 20.	89
	~~condition as at the time of the in same condition as at the time of~~ 	25		The Charterers undertake not to employ the Vessel or	90
	~~the inspection of the vessel by Charterers at ......................... on~~	26		suffer the Vessel to be employed otherwise than in	91
	~~........................ , including the class status reports, fair wear and~~	27		conformity with the terms of the contracts of insurance	92
	~~tear excepted.~~	28		(including any warranties expressed or implied therein)	93
	(b) The Vessel shall be properly documented on	29		without first obtaining the consent of the insurers to such	94
	delivery in accordance with the laws of the flag State	30		employment and complying with such requirements as	95
	indicated in Box 5 and the requirements of the	31		to extra premium or otherwise as the insurers may	96
	classification society stated in Box 10. The Vessel upon	32		prescribe.	97
	delivery shall have her survey cycles up to date and	33		The Charterers also undertake not to employ the Vessel	98
	trading and class certificates valid for at least the number	34		or suffer her employment in any trade or business which	99
	of months agreed in Box 12.	35		is forbidden by the law of any country to which the Vessel	100
	(c) Without prejudice to Charterers rights as per paragraphs	36		may sail or is otherwise illicit or in carrying illicit or	101
	(a) and (b) hereinabove ~~T~~the delivery of the Vessel by the	37		prohibited goods or in any manner whatsoever which	102
	Owners and the taking over of the Vessel by the Charterers	38		may render her liable to condemnation, destruction,	103
	shall constitute a full performance by the Owners of all the	39		seizure or confiscation.	104
	Owners’ obligations under this Clause 3, and thereafter the	40		Notwithstanding any other provisions contained in this	105
	Charterers shall not be entitled to make or assert any claim	41		Charter it is agreed that nuclear fuels or radioactive	106
	against the Owners on account of any conditions,	42		products or waste are specifically excluded from the	107
	representations or warranties expressed or implied with respect to	43		cargo permitted to be loaded or carried under this	108
	the Vessel but the Owners shall be liable for the cost of but not	44		Charter. This exclusion does not apply to radio-isotopes	109
	the time for repairs or renewals occasioned by latent defects in	45		used or intended to be used for any industrial,	110
	the Vessel, her machinery or appurtenances, existing at the time of	46		commercial, agricultural, medical or scientific purposes	111
	delivery under this Charter, provided such defects have manifested			provided the Owners’ prior approval has been obtained	112
	themselves within twelve (12) months after delivery unless	47		to loading thereof.	113
	otherwise provided in Box 32. Any damages/defects incurred	48
	prior the delivery of the Vessel to Charterers, shall be for	49	7.	Surveys on Delivery and Redelivery	114
	Owners’ account/cost/time.	50		(not applicable when Part III applies, as indicated in Box 37)	115
		51		The Owners and Charterers shall each appoint	116
4.	Time for Delivery	52		surveyors for the purpose of determining and agreeing	117
	(not applicable when Part III applies, as indicated in Box 37)	53		in writing the condition of the Vessel at the time of	118
	The Vessel shall not be delivered before the date	54		delivery ~~and redelivery hereunder.~~ The Owners and	119
	indicated in Box 14 without the Charterers’ consent and the Owners			Charterers shall equally share the cost of the On-hire
	shall exercise due diligence to deliver the Vessel not later than the			survey ~~shall~~
	date indicated in Box 15. Unless otherwise agreed in Box 18, the	55		~~bear all expenses of the On-hire Survey including loss~~ 	120
	Owners shall give the Charterers not less than thirty /twenty/	56		~~of time, if any, and the Charterers shall bear all expenses~~ 	121
	fifteen/twelve/ten (30/20/15/12/10) running days’ preliminary and	57
	not less than ~~fourteen~~ seven/five/three/two/one (~~14~~/7/5/3/2/1)	58		~~of the Off-hire Survey including loss of time, if any, at~~ 	122
	running days’ definite notice of the date on which the Vessel	59		~~the daily equivalent to the rate of hire or pro rata thereof.~~	123
	is expected to be ready for delivery. The Owners shall keep the
	Charterers closely advised of possible changes in the Vessel’s
	position.		8.	Inspection	124
5.	Cancelling	60		The Owners shall have the right at any time after giving	125
	(not applicable when Part III applies, as indicated in Box 37)	61		reasonable notice to the Charterers to inspect or survey	126
	(a) Should the Vessel not be delivered latest by the	62		the Vessel or instruct a duly authorised surveyor to carry	127
	cancelling date indicated in Box 15, the Charterers shall	63		out such survey on their behalf:-	128
	have the option of cancelling this Charter by giving the	64		(a) to ascertain the condition of the Vessel and satisfy	129

PART II

“BARECON 2001” Standard Bareboat Charter

	themselves that the Vessel is being properly repaired	130		between the Owners and the Charterers having	196
	and maintained. The costs and fees for such inspection	131		regard, inter alia, to the length of the period	197
	or survey shall be paid by the Owners ~~unless the Vessel~~	132		remaining under this Charter shall, in the absence	198
	~~is found to require repairs or maintenance in order to~~	133		of agreement, be referred to the dispute resolution	199
	~~achieve the condition so provided;~~	134		method agreed in Clause 30.	200
	(b) in dry-dock if the Charterers have not dry-docked	135	(iii)	Financial Security - The Charterers shall maintain	201
	her in accordance with Clause 10(g). The costs and fees	136		financial security or responsibility in respect of third	202
	for such inspection or survey shall be paid by the	137		party liabilities as required by any government,	203
	Charterers; and	138		including federal, state or municipal or other division	204
	(c) for any other commercial reason they consider	139		or authority thereof, to enable the Vessel, without	205
	necessary (provided it does not unduly interfere with the	140		penalty or charge, lawfully to enter, remain at, or	206
	commercial operation of the Vessel). The costs and fees for such	141		leave any port, place, territorial or contiguous	207
	inspection and survey shall be paid by the Owners. All time used	142		waters of any country, state or municipality in	208
	in respect of inspection, survey or repairs shall be for the	143		performance of this Charter without any delay. This	209
	Charterers’ account and form part of the Charter Period. The	144		obligation shall apply whether or not such	210
	Charterers shall also permit the Owners to inspect the Vessel’s	145		requirements have been lawfully imposed by such	211
	log books whenever requested and shall whenever required	146		government or division or authority thereof.	212
	by the Owners furnish them with full information regarding any	147		The Charterers shall make and maintain all arrange-	213
	casualties or other accidents or damage to the Vessel. Owners	148		ments by bond or otherwise as may be necessary to	214
	shall ensure that the trading operation of the Vessel is not	149		satisfy such requirements at the Charterers’ sole	215
	disrupted or interrupted for any reason during the said	150		expense and the Charterers shall indemnify the Owners	216
	inspection/survey. Otherwise any time loss/damages / costs	151		against all consequences whatsoever (including loss of	217
	incurred due to such an interruption/disruption by Owners			time) for any failure or inability to do so.	218
	and/or their representatives and/or servants and /or agents,			(b) Operation of the Vessel - The Charterers shall at	219
	shall be for Owners’ account and the Charterers shall be			their own expense and by their own procurement man,	220
	indemnified for any such loss/damage/cost incurred or to be			victual, navigate, operate, supply, fuel and, whenever	221
	incurred as a consequence.			required, repair the Vessel during the Charter Period	222
				and they shall pay all charges and expenses of every	223
9.	Inventories, Oil and Stores	152		kind and nature whatsoever incidental to their use and	224
	A complete inventory of the Vessel’s entire equipment,	153		operation of the Vessel under this Charter, including	225
	outfit including spare parts, appliances and of all	154		annual flag State fees and any foreign general	226
	consumable stores on board the Vessel shall be made	155		municipality and/or state taxes. The Master, officers and	227
	by the Charterers in conjunction with the Owners on	160		crew of the Vessel shall be the servants of the Charterers	228
	delivery and again on redelivery of the Vessel. The	161		for all purposes whatsoever, even if for any reason	229
	Charterers ~~and the Owners, respectively,~~ shall at the	162		appointed by the Owners.	230
	time of delivery ~~and redelivery~~ take over ~~and pay for~~ all	163		Charterers shall comply with the regulations regarding	231
	bunkers, lubricating oil, unbroached provisions, paints,	164		officers and crew in force in the country of the Vessel’s	232
	ropes and other consumable stores ~~(excluding spare~~	165		flag or any other applicable law.	233
	~~parts)~~ in the said Vessel. Owners shall at the time of redelivery	166		(c) The Charterers shall keep the Owners and the	234
	take up and pay for all bunkers and lubricating oil at			mortgagee(s) indicated in Box 28 advised of the intended
	Charterers’ last net paid prices as evidenced by relevant			employment,	235
	invoices. The quantities will be measured / agreed by the	167		planned dry-docking and major repairs of the Vessel,	236
	Owners’ and the Charters’ Representatives at the time of			as reasonably required.	237
	Delivery. ~~the then current market prices at the ports of~~	168		(d) Flag and Name of Vessel - During the Charter	238
	~~delivery and redelivery, respectively. The Charterers shall~~	169		Period, the Charterers shall have the liberty to paint the	239
	~~ensure that all spare parts listed in the inventory and used~~	170		Vessel in their own colours, install and display their	240
	~~during the Charter Period are replaced at their~~			funnel insignia and fly their own house flag. The	241
	~~expense prior to redelivery of the Vessel.~~	171
				Charterers shall also have the liberty, with the Owners’	242
10.	Maintenance and Operation	172		consent, which shall not be unreasonably withheld, to	243
	(a)(i)Maintenance and Repairs - During the Charter	173		change the flag and/or the name of the Vessel during	244
	Period the Vessel shall be in the full possession and at the	174		the Charter Period. ~~Painting and re-painting, instalment~~	245
	absolute disposal for all purposes of the Charterers and under	175		~~and re-instalment, registration and re-registration, if~~	246
	their complete control in every respect. The Charterers shall	176		~~required by the Owners, shall be at the Charterers’~~	247
	maintain the Vessel, her machinery, boilers, appurtenances and	177		~~expense and time.~~	248
	spare parts in a good state of repair, in efficient operating	178		(e) Changes to the Vessel - Subject to Clause 10(a)(ii),	249
	condition ~~and in accordance with good commercial~~	179		the Charterers shall make no structural changes in the	250
	~~maintenance practice~~ and, ~~except asprovided for in Clause~~	180		Vessel or changes in the machinery, boilers, appurten-	251
	~~14(l), if applicable, at their own expense they shall at all~~	181		ances or spare parts thereof without in each instance	252
	times keep the Vessel’s Class fully up to date with the	182		first securing the Owners’ approval thereof. ~~If the Owners~~	253
	Classification Society indicated in Box 10 and maintain all other	183		~~so agree, the Charterers shall, if the Owners so require,~~	254
	necessary certificates in force at all times.	184		~~restore the Vessel to its former condition before the~~	255
	(ii) New Class and Other Safety Requirements - In the event	185		~~termination of this Charter.~~	256
	of any improvement, structural changes or new equipment	186		(f)Use of the Vessel’s Outfit, Equipment and	257
	becoming necessary for the continued operation of the	187		Appliances - The Charterers shall have the use of all	258
	Vessel by reason of new class requirements or by compulsory	188		outfit, equipment, and appliances on board the Vessel	259
	legislation costing (excluding the Charterers’ loss of time)	189		at the time of delivery, ~~provided the same or their~~	260
	more than the percentage stated in Box 23, or if Box 23 is left blank,	190		~~substantial equivalent shall be returned to the Owners~~	261
	5 per cent. of the Vessel’s insurance value as stated in Box 29,	191		~~on redelivery in the same good order and condition as~~	262
	then the extent, if any, to which the rate of hire shall be varied and the	192		~~when received, ordinary wear and tear excepted.~~ The	263
	ratio in which the cost of compliance shall be shared between the	193
	parties concerned in order to achieve a reasonable distribution	194
	thereof as	195

PART II

“BARECON 2001” Standard Bareboat Charter

	Charterers shall from time to time during the Charter	264	*)	~~(a) The Owners warrant that they have not effected~~	330
	Period replace such items of equipment as shall be so	265		~~any mortgage(s) of the Vessel and that they shall not~~	331
	damaged or worn as to be unfit for use. The Charterers	266		~~effect any mortgage(s) without the prior consent of the~~	332
	are to procure that all repairs to or replacement of any	267		~~Charterers, which shall not be unreasonably withheld.~~	333
	damaged, worn or lost parts or equipment be effected	268	*)	(b) The Vessel chartered under this Charter is financed	334
	in such manner (both as regards workmanship and	269		by a mortgage according to the Financial Instrument.	335
	quality of materials) as not to diminish the value of the	270		The Charterers undertake to comply, and provide such	336
	Vessel. The Charterers have the right to fit additional	271		information and documents to enable the Owners to	337
	equipment at their expense and risk ~~but the Charterers~~	272		comply, with all such instructions or directions in regard	338
	~~shall remove such equipment at the end of the period if~~	273		to the employment, insurances, operation, repairs and	339
	~~requested by the Owners.~~ Any equipment including radio	274		maintenance of the Vessel as laid down in the Financial	340
	equipment on hire on the Vessel at time of delivery shall	275		Instrument or as may be directed from time to time during	341
	be kept and maintained by the Charterers and the	276		the currency of the Charter by the mortgagee(s) in	342
	Charterers shall assume the obligations and liabilities	277		conformity with the Financial Instrument. The Charterers	343
	of the Owners under any lease contracts in connection	278		confirm that, for this purpose, they have acquainted	344
	therewith and shall reimburse the Owners for all	279		themselves with all relevant terms, conditions and	345
	expenses incurred in connection therewith, also for any	280		provisions of the Financial Instrument and agree to	346
	new equipment required in order to comply with radio	281		acknowledge this in writing in any form that may be	347
	regulations.	282		required by the mortgagee(s). The Owners warrant that	348
	(g) Periodical Dry-Docking - The Charterers shall dry-	283		they have not effected any mortgage(s) other than stated	349
	dock the Vessel and clean and paint her underwater	284		in Box 28 and that they shall not agree to any	350
	parts whenever the same may be necessary, ~~but not~~	285		amendment of the mortgage(s) referred to in Box 28 or	351
	~~less than once during the period stated in Box 19 or, if~~	286		effect any other mortgage(s) without the prior written consent	352
	~~Box 19 has been left blank, and/or every sixty (60)~~	287		of the Charterers, which shall not be unreasonably	353
	~~calendar months after the time of delivery~~ or such other	288		withheld.	354
	period as may be required by the Classification Society or	289	*)	(Optional, Clauses 12(a) and 12(b) are alternatives;	355
	flag State.			indicate alternative agreed in Box 28).	356

11.	Hire	290
	(a) The Charterers shall pay hire due to the Owners	291	13.	Insurance and Repairs	357
	punctually in accordance with the terms of this Charter	292		(a) During the Charter Period the Vessel shall be kept	358
	in respect of which time shall be of the essence.	293		insured by the Charterers at their expense against hull	359
	(~~b) The Charterers shall pay to the Owners for the hire~~	294		and machinery, war and Protection and Indemnity risks	360
	~~of the Vessel a lump sum in the amount indicated in~~	295		(and any risks against which it is compulsory to insure	361
	~~Box 22 which shall be payable not later than every In~~	296		for the operation of the Vessel, including maintaining	362
	~~advance arrears, the first lump sum being payable 3 month~~	297		financial security in accordance with sub-clause	363
	~~after vessel’s delivery to the Charterer on the date and hour~~	298		10(a)(iii)) in such form as the Owners shall in writing	364
	~~within three banking days after of the Vessel’s delivery to the~~	299		approve, which approval shall not be un-reasonably	365
	~~Charterers.Hire shall be paid continuously~~	300		withheld. Such insurances shall be arranged by the	366
	~~throughout the Charter Period.~~
	~~(c) Payment of hire shall be made in cash without~~	301		Charterers to protect the interests of both the Owners	367
	~~discount in the currency and in the manner indicated in~~	302		and the Charterers and the mortgagee(s) (if any), and	368
	~~Box 25 and at the place mentioned in Box 26.~~	303		the Charterers shall be at liberty to protect under such	369
	~~(d) Final payment of hire, if for a period of less than~~	304		insurances the interests of any managers they may	370
	~~thirty (30) running days, shall be calculated proportionally~~	305		appoint. Insurance policies shall cover the Owners and	371
	~~according to the number of days and hours remaining~~	306		the Charterers according to their respective interests.	372
	~~before redelivery and advance payment to be effected~~	307		Subject to the provisions of the Financial Instrument, if	373
	~~accordingly. the end of the Charter Period in Box 21.~~	308		any, and the approval of the Owners and the insurers,	374
	(e) Should the Vessel be lost or missing, hire shall	309		the Charterers shall effect all insured repairs and shall	375
	cease from the date and time when she was lost or last	310		undertake settlement and reimbursement from the	376
	heard of. The date upon which the Vessel is to be treated	311		insurers of all costs in connection with such repairs as	377
	as lost or missing shall be ten (10) days after the Vessel	312		well as insured charges, expenses and liabilities to the	378
	was last reported or when the Vessel is posted as	313		extent of coverage under the insurances herein provided	379
	missing by Lloyd’s, whichever occurs first. Any hire paid	314		for.	380
	in advance to be adjusted accordingly and refunded to	315		The Charterers also to remain responsible for and to	381
	Charterers.
	~~(f) Any delay in payment of hire exceeding five (5)~~	316		effect repairs and settlement of costs and expenses	382
	~~consecutive days shall entitle the Owners to interest at~~	317		incurred thereby in respect of all other repairs not	383
	~~the rate per annum as agreed in Box 24. If Box 24 has not~~	318		covered by the insurances and/or not exceeding any	384
	~~been filled in, as per the three months interbank offered rate in~~	319		possible franchise(s) or deductibles provided for in the	385
	~~London (LIBOR or its successor) for the currency stated in Box~~	320		insurances.	386
	~~25, as quoted by the British Bankers’Association (BBA) on~~	321		All time used for repairs under the provisions of sub-	387
	~~the date when the hire fell due, increased by 2 per cent.,~~	322		clause 13(a) and for repairs of latent defects according	388
	~~shall apply.~~ 	323		to Clause 3(c) above, including any deviation, shall be	389
	~~(g) Payment of interest due under sub-clause 11(f)~~	324		for the Charterers’ account.	390
	~~shall be made within seven (7) running days of the date~~	325		(b) ~~If the conditions of the above insurances permit~~	391
	~~of the Owners’invoice specifying the amount payable~~	326		~~additional insurance to be placed by the parties, such~~	392
	~~or, in the absence of an invoice, at the time of the next~~	327		~~cover shall be limited to the amount for each party set~~	393
	~~hire payment date.~~			~~out in Box 30 and Box 31, respectively. The Owners or~~	394

12.	Mortgage	328		~~the Charterers as the case may be shall immediately~~	395
	(only to apply if Box 28 has been appropriately filled in)	329		~~furnish the other party with particulars of any additional~~	396

PART II

“BARECON 2001” Standard Bareboat Charter

	~~insurance effected, including copies of any cover notes~~	397		~~presentation of accounts.~~	464
	~~or policies and the written consent of the insurers of~~	398		~~(e) The Charterers to remain responsible for and to~~	465
	~~any such required insurance in any case where the~~	399		~~effect repairs and settlement of costs and expenses~~	466
	~~consent of such insurers is necessary.~~	400		~~incurred thereby in respect of all other repairs not~~	467
	(c) The Charterers shall upon the request of the	401		~~covered by the insurances and/or not exceeding any~~	468
	Owners, provide information and promptly execute such	402		~~possible franchise(s) or deductibles provided for in the~~	469
	documents as may be required to enable the Owners to	403		~~insurances.~~	470
	comply with the insurance provisions of the Financial	404		~~(f) All time used for repairs under the provisions of~~	471
	Instrument.	405		~~sub-clauses 14(d) and 14(e) and for repairs of latent~~	472
	(d) Subject to the provisions of the Financial Instru-	406		~~defects according to Clause 3 above, including any~~	473
	ment, if any, should the Vessel become an actual,	407		~~deviation, shall be for the Charterers’ account and shall~~	474
	constructive, compromised or agreed total loss under	408		~~form part of the Charter Period.~~	475
	the insurances required under sub-clause 13(a), all	409		~~The Owners shall not be responsible for any expenses~~	476
	insurance payments for such loss shall be paid to the	410		~~as are incident to the use and operation of the Vessel~~	477
	Owners who shall distribute the moneys between the	411		~~for such time as may be required to make such repairs.~~	478
	Owners and the Charterers according to their respective	412		~~(g) If the conditions of the above insurances permit~~	479
	interests. The Charterers undertake to notify the Owners	413		~~additional insurance to be placed by the parties such~~	480
	and the mortgagee(s), if any, of any occurrences in	414		~~cover shall be limited to the amount for each party set~~	481
	consequence of which the Vessel is likely to become a	415		~~out in Box 30 and Box 31, respectively. The Owners or~~	482
	total loss as defined in this Clause.	416		~~the Charterers as the case may be shall immediately~~	483
	(e) The Owners shall upon the request of the	417		~~furnish the other party with particulars of any additional~~	484
	Charterers, promptly execute such documents as may	418		~~insurance effected, including copies of any cover notes~~	485
	be required to enable the Charterers to abandon the	419		~~or policies and the written consent of the insurers of~~	486
	Vessel to insurers and claim a constructive total loss.	420		~~any such required insurance in any case where the~~	487
	(f) For the purpose of insurance coverage against hull	421		~~consent of such insurers is necessary.~~	488
	and machinery and war risks under the provisions of	422		~~(h) Should the Vessel become an actual, constructive,~~	489
	sub-clause 13(a), the value of the Vessel is the sum	423		~~compromised or agreed total loss under the insurances~~	490
	indicated in Box 29.	424		~~required under sub-clause 14(a), all insurance payments~~	491
				~~for such loss shall be paid to the Owners, who shall~~	492
14.	~~Insurance, Repairs and Classification~~	425		~~distribute the moneys between themselves and the~~	493
	~~(Optional, only to apply if expressly agreed and stated~~	426		~~Charterers according to their respective interests.~~	494
	~~in Box 29, in which event Clause 13 shall be considered~~	427		~~(i) If the Vessel becomes an actual, constructive,~~	495
	~~deleted).~~	428		~~compromised or agreed total loss under the insurances~~	496
	~~(a) During the Charter Period the Vessel shall be kept~~	429		~~arranged by the Owners in accordance with sub-clause~~	497
	~~insured by the Owners at their expense against hull and~~	430		~~14(a), this Charter shall terminate as of the date of such~~	498
	~~machinery and war risks under the form of policy or~~	431		~~loss.~~	499
	~~policies attached hereto. The Owners and/or insurers~~	432		~~(j) The Charterers shall upon the request of the~~	500
	~~shall not have any right of recovery or subrogation~~	433		~~Owners, promptly execute such documents as may be~~	501
	~~against the Charterers on account of loss of or any~~	434		~~required to enable the Owners to abandon the Vessel~~	502
	~~damage to the Vessel or her machinery or appurt-~~	435		~~to the insurers and claim a constructive total loss.~~	503
	~~enances covered by such insurance, or on account of~~	436		~~(k) For the purpose of insurance coverage against hull~~	504
	~~payments made to discharge claims against or liabilities~~	437		~~and machinery and war risks under the provisions of~~	505
	~~of the Vessel or the Owners covered by such insurance.~~	438		~~sub-clause 14(a), the value of the Vessel is the sum~~	506
	~~Insurance policies shall cover the Owners and the~~	439		~~indicated in Box 29.~~	507
	~~Charterers according to their respective interests.~~	440		~~(l) Notwithstanding anything contained in sub-clause~~	508
	~~(b) During the Charter Period the Vessel shall be kept~~	441		~~10(a), it is agreed that under the provisions of Clause~~	509
	~~insured by the Charterers at their expense against~~	442		~~14, if applicable, the Owners shall keep the Vessel’s~~	510
	~~Protection and Indemnity risks (and any risks against~~	443		~~Class fully up to date with the Classification Society~~	511
	~~which it is compulsory to insure for the operation of the~~	444		~~indicated in Box 10 and maintain all other necessary~~	512
	~~Vessel, including maintaining financial security in~~	445		~~certificates in force at all times.~~	513
	~~accordance with sub-clause 10(a)(iii)) in such form as~~	446
	~~the Owners shall in writing approve which approval shall~~	447	15.	Redelivery	514
	~~not be unreasonably withheld.~~	448		At the expiration of the Charter Period the Vessel shall	515
	~~(c) In the event that any act or negligence of the~~	449		be redelivered by the Charterers to the Owners at a	516
	~~Charterers shall vitiate any of the insurance herein~~	450		safe and ice-free port or place as indicated in Box 16, in	517
	~~provided, the Charterers shall pay to the Owners all~~	451		such ready safe berth as the Owners may direct. The	518
	~~losses and indemnify the Owners against all claims and~~	452		Charterers shall give the Owners not less than thirty	519
	~~demands which would otherwise have been covered by~~	453		(30) running days’ preliminary notice of expected date,	520
	~~such insurance.~~	454		range of ports of redelivery or port or place of redelivery	521
	~~(d) The Charterers shall, subject to the approval of the~~	455		and not less than fourteen (14) running days’ definite	522
	~~Owners or Owners’ Underwriters, effect all insured~~	456		notice of expected date and port or place of redelivery.	523
	~~repairs, and the Charterers shall undertake settlement~~	457		Any changes thereafter in the Vessel’s position shall be	524
	~~of all miscellaneous expenses in connection with such~~	458		notified immediately to the Owners.	525
	~~repairs as well as all insured charges, expenses and~~	459		The Charterers warrant that they will not permit the	526
	~~liabilities, to the extent of coverage under the insurances~~	460		Vessel to commence a voyage (including any preceding	527
	~~provided for under the provisions of sub-clause 14(a).~~	461		ballast voyage) which cannot reasonably be expected	528
	~~The Charterers to be secured reimbursement through~~	462		to be completed in time to allow redelivery of the Vessel	529
	~~the Owners’ Underwriters for such expenditures upon~~	463		within the Charter Period. Notwithstanding the above,	530

PART II

“BARECON 2001” Standard Bareboat Charter

	should the Charterers fail to redeliver the Vessel within	531	19.	Salvage	594
	the Charter Period, the Charterers shall pay the daily	532		All salvage and towage performed by the Vessel shall	595
	equivalent to the rate of hire stated in Box 22 ~~plus 10~~	533		be for the Charterers’benefit and the cost of repairing	596
	~~per cent. or to the market rate, whichever is the higher,~~	534		damage occasioned thereby shall be borne by the	597
	for the number of days by which the Charter Period is	535		Charterers.	598
	exceeded. All other terms, conditions and provisions of	536
	this Charter shall continue to apply.	537	20.	Wreck Removal	599
	Subject to the provisions of Clause 10, the Vessel shall	538		In the event of the Vessel becoming a wreck or	600
	be redelivered to the Owners in the same or as good	539		obstruction to navigation the Charterers shall indemnify	601
	structure, state, condition and class as that in which she	540		the Owners against any sums whatsoever which the	602
	was delivered, fair wear and tear not affecting class	541		Owners shall become liable to pay and shall pay in	603
	excepted.	542		consequence of the Vessel becoming a wreck or	604
	The Vessel upon redelivery shall have her survey cycles	543		obstruction to navigation.	605
	up to date and trading and class certificates valid for at	544
	least the number of months agreed in Box 17.	545	21.	General Average	606
				The Owners shall not contribute to General Average.	607
16.	Non-Lien	546
	The Charterers will not suffer, nor permit to be continued,	547	22.	Assignment, Sub-Charter and Sale	608
	any lien or encumbrance incurred by them or their	548		(a) The Charterers shall not assign this Charter nor	609
	agents, which might have priority over the title and	549		sub-charter the Vessel on a bareboat basis except with	610
	interest of the Owners in the Vessel. The Charterers	550		the prior consent in writing of the Owners, which shall	611
	further agree to fasten to the Vessel in a conspicuous	551		not be unreasonably withheld, and subject to such terms	612
	place and to keep so fastened during the Charter Period	552		and conditions as the Owners shall approve.	613
	a notice reading as follows:	553		(b) The Owners shall not sell the Vessel during the	614
	“This Vessel is the property of (name of Owners). It is	554		currency of this Charter except with the prior written	615
	under charter to (name of Charterers) and by the terms	555		consent of the Charterers, which shall not be unreason-	616
	of the Charter Party neither the Charterers nor the	556		ably withheld, and subject to the buyer accepting an	617
	Master have any right, power or authority to create, incur	557		assignment of this Charter.	618
	or permit to be imposed on the Vessel any lien	558
	whatsoever.”	559	23.	Contracts of Carriage	619
			*)	(a) The Charterers are to procure that all documents	620
17.	Indemnity	560		issued during the Charter Period evidencing the terms	621
	(a) The Charterers shall indemnify the Owners against	561		and conditions agreed in respect of carriage of goods	622
	any loss, damage or expense incurred by the Owners	562		shall contain a paramount clause incorporating any	623
	arising out of or in relation to the operation of the Vessel	563		legislation relating to carrier’s liability for cargo	624
	by the Charterers, and against any lien of whatsoever	564		compulsorily applicable in the trade; if no such legislation	625
	nature arising out of an event occurring during the	565		exists, the documents shall incorporate the Hague-Visby	626
	Charter Period. If the Vessel be arrested or otherwise	566		Rules. The documents shall also contain the New Jason	627
	detained by reason of claims or liens arising out of her	567		Clause and the Both-to-Blame Collision Clause.	628
	operation hereunder by the Charterers, the Charterers	568	*)	~~(b) The Charterers are to procure that all passenger~~	629
	shall at their own expense take all reasonable steps to	569		~~tickets issued during the Charter Period for the carriage~~	630
	secure that within a reasonable time the Vessel is	570		~~of passengers and their luggage under this Charter shall~~	631
	released, including the provision of bail.	571		~~contain a paramount clause incorporating any legislation~~	632
	Without prejudice to the generality of the foregoing, the	572		~~relating to carrier’s liability for passengers and their~~	633
	Charterers agree to indemnify the Owners against all	573		~~luggage compulsorily applicable in the trade; if no such~~	634
	consequences or liabilities arising from the Master,	574		~~legislation exists, the passenger tickets shall incorporate~~	635
	officers or agents signing Bills of Lading or other	575		~~the Athens Convention Relating to the Carriage of~~	636
	documents.	576		~~Passengers and their Luggage by Sea, 1974, and any~~	637
	(b) If the Vessel be arrested or otherwise detained by	577		~~protocol thereto.~~	638
	reason of a claim or claims against the Owners, the	578	*)	Delete as applicable.	639
	Owners shall at their own expense take all reasonable	579		Charterers further procure that all documents issued
	steps to secure that within a reasonable time the Vessel			as per a) above shall name Charterers as carriers
	is released, including the provision of bail.	580	24.	~~Bank Guarantee~~	640
	In such circumstances the Owners shall indemnify the	581		~~(Optional, only to apply if Box 27 filled in)~~	641
	Charterers against any loss, damage or expense	582		~~The Charterers undertake to furnish, before delivery of~~	642
	incurred by the Charterers (including hire paid under	583		~~the Vessel, a first class bank guarantee or bond in the~~	643
	this Charter) as a direct consequence of such arrest or	584		~~sum and at the place as indicated in Box 27 as guarantee~~	644
	detention.	585		~~for full performance of their obligations under this~~	645
		586		~~Charter.~~	646
18.	Lien
	The Owners to have a lien upon all cargoes, sub-hires	587	25.	Requisition/Acquisition	647
	and sub-freights belonging or due to the Charterers or	588		(a) In the event of the Requisition for Hire of the Vessel	648
	any sub-charterers and any Bill of Lading freight for all	589		by any governmental or other competent authority	649
	claims under this Charter, and the Charterers to have a	590		(hereinafter referred to as “Requisition for Hire”)	650
	lien on the Vessel for all moneys paid in advance and	591		irrespective of the date during the Charter Period when	651
	not earned.	592		“Requisition for Hire” may occur and irrespective of the	652
		593		length thereof and whether or not it be for an indefinite	653

PART II

“BARECON 2001” Standard Bareboat Charter

	or a limited period of time, and irrespective of whether it	654		~~the same time as the next payment of hire is due.~~	721
	may or will remain in force for the remainder of the	655		(e) The Charterers shall have the liberty:	722
	Charter Period, this Charter shall not be deemed thereby	656		(i) to comply with all orders, directions, recommend-	723
	or thereupon to be frustrated or otherwise terminated	657		ations or advice as to departure, arrival, routes,	724
	and the Charterers shall continue to pay the stipulated	658		sailing in convoy, ports of call, stoppages,	725
	hire in the manner provided by this Charter until the time	659		destinations, discharge of cargo, delivery, or in any	726
	when the Charter would have terminated pursuant to	660		other way whatsoever, which are given by the	727
	any of the provisions hereof always provided however	661		Government of the Nation under whose flag the	728
	that in the event of “Requisition for Hire” any Requisition	662		Vessel sails, or any other Government, body or	729
	Hire or compensation received or receivable by the	663		group whatsoever acting with the power to compel	730
	Owners shall be payable to the Charterers during the	664		compliance with their orders or directions;	731
	remainder of the Charter Period or the period of the	665		(ii) to comply with the orders, directions or recom-	732
	“Requisition for Hire” whichever be the shorter.	666		mendations of any war risks underwriters who have	733
	(b) In the event of the Owners being deprived of their	667		the authority to give the same under the terms of	734
	ownership in the Vessel by any Compulsory Acquisition	668		the war risks insurance;	735
	of the Vessel or requisition for title by any governmental	669		(iii) to comply with the terms of any resolution of the	736
	or other competent authority (hereinafter referred to as	670		Security Council of the United Nations, any	737
	“Compulsory Acquisition”), then, irrespective of the date	671		directives of the European Community, the effective	738
	during the Charter Period when “Compulsory Acqui-	672		orders of any other Supranational body which has	739
	sition” may occur, this Charter shall be deemed	673		the right to issue and give the same, and with	740
	terminated as of the date of such “Compulsory	674		national laws aimed at enforcing the same to which	741
	Acquisition”. In such event Charter Hire to be considered	675		the Owners are subject, and to obey the orders	742
	as earned and to be paid up to the date and time of	676		and directions of those who are charged with their	743
	such “Compulsory Acquisition”.	677		enforcement.	744
				(f) ~~In the event of outbreak of war (whether there be a~~	745
26.	War	678		~~declaration of war or not) (i) between any two or more~~	746
	(a) For the purpose of this Clause, the words “War	679		~~of the following countries: the United States of America;~~	747
	Risks” shall include any war (whether actual or	680		~~Russia; the United Kingdom; France; and the People’s~~	748
	threatened), act of war, civil war, hostilities, revolution,	681		~~Republic of China, (ii) between any two or more of the~~	749
	rebellion, civil commotion, warlike operations, the laying	682		~~countries stated in Box 36, both the Owners and the~~	750
	of mines (whether actual or reported), acts of piracy,	683		~~Charterers shall have the right to cancel this Charter,~~	751
	acts of terrorists, acts of hostility or malicious damage,	684		~~whereupon the Charterers shall redeliver the Vessel to~~	752
	blockades (whether imposed against all vessels or	685		~~the Owners in accordance with Clause 15, if the Vessel~~	753
	imposed selectively against vessels of certain flags or	686		~~has cargo on board after discharge thereof at~~	754
	ownership, or against certain cargoes or crews or	687		~~destination, or if debarred under this Clause from~~	755
	otherwise howsoever), by any person, body, terrorist or	688		~~reaching or entering it at a near, open and safe port as~~	756
	political group, or the Government of any state	689		~~directed by the Owners, or if the Vessel has no cargo~~	757
	whatsoever, which may be dangerous or are likely to be	690		~~on board, at the port at which the Vessel then is or if at~~	758
	or to become dangerous to the Vessel, her cargo, crew	691		~~sea at a near, open and safe port as directed by the~~	759
	or other persons on board the Vessel.	692		~~Owners. In all cases hire shall continue to be paid in~~	760
	(b) ~~The Vessel, unless the written consent of the~~	693		~~accordance with Clause 11 and except as aforesaid all~~	761
	~~Owners be first obtained, shall not continue to or go~~	694		~~other provisions of this Charter shall apply until~~	762
	~~through any port, place, area or zone (whether of land~~	695		~~redelivery.~~	763
	~~or sea), or any waterway or canal, where it reasonably~~	696
	~~appears that the Vessel, her cargo, crew or other~~	697	~~27.~~	~~Commission~~	~~764~~
	~~persons on board the Vessel, in the reasonable~~	~~698~~		~~The Owners to pay a commission at the rate indicated~~	~~765~~
	~~judgement of the Owners, may be, or are likely to be,~~	~~699~~		~~in Box 33 to the Brokers named in Box 33 on any hire~~	~~766~~
	~~exposed to War Risks. Should the Vessel be within any~~	~~700~~		~~paid under the Charter. If no rate is indicated in Box 33,~~	~~767~~
	~~such place as aforesaid, which only becomes danger-~~	~~701~~		~~the commission to be paid by the Owners shall cover~~	~~768~~
	~~ous, or is likely to be or to become dangerous, after her~~	~~702~~		~~the actual expenses of the Brokers and a reasonable~~	~~769~~
	~~entry into it, the Owners shall have the right to require~~	~~703~~		~~fee for their work.~~	~~770~~
	~~the Vessel to leave such area.~~	~~704~~		~~If the full hire is not paid owing to breach of the Charter~~	~~771~~
	(c) The Vessel shall not load contraband cargo, or to	~~705~~		~~by either of the parties the party liable therefore shall~~	~~772~~
	pass through any blockade, whether such blockade be	~~706~~		~~indemnify the Brokers against their loss of commission.~~	~~773~~
	imposed on all vessels, or is imposed selectively in any	~~707~~		~~Should the parties agree to cancel the Charter, the~~	~~774~~
	way whatsoever against vessels of certain flags or	~~708~~		~~Owners shall indemnify the Brokers against any loss of~~	~~775~~
	ownership, or against certain cargoes or crews or	~~709~~		~~commission but in such case the commission shall not~~	~~776~~
	otherwise howsoever, or to proceed to an area where	~~710~~		~~exceed the brokerage on one year’s hire.~~	~~777~~
	she shall be subject, or is likely to be subject to a	711
	belligerent’s right of search and/or confiscation.	712	28.	Termination	778
	~~(d) If the insurers of the war risks insurance, when~~	713		(a) Charterers’ Default	779
	~~Clause 14 is applicable, should require payment of~~	714		The Owners shall be entitled to withdraw the Vessel from	780
	~~premiums and/or calls because, pursuant to the~~	715		the service of the Charterers and terminate the Charter	781
	~~Charterers’orders, the Vessel is within, or is due to enter~~	716		with immediate effect by written notice to the Charterers if:	782
	~~and remain within, any area or areas which are specified~~	717		(i) the Charterers fail to pay hire in accordance with	783
	~~by such insurers as being subject to additional premiums~~	718		Clause 11. However, where there is a failure to	784
	~~because of War Risks, then such premiums and/or calls~~	719		make punctual payment of hire due to oversight,	785
	~~shall be reimbursed by the Charterers to the Owners at~~	720		negligence, errors or omissions on the part of the	786

PART II

“BARECON 2001” Standard Bareboat Charter

	Charterers or their bankers, the Owners shall give	787		from the Charterers at her current or next port of call, or	854
	the Charterers written notice of the number of clear	788		at a port or place convenient to them without hindrance	855
	banking days stated in Box 34 (as recognised at	789		or interference by the Charterers, courts or local	856
	the agreed place of payment) in which to rectify	790		authorities. Pending physical repossession of the Vessel	857
	the failure, and when so rectified within such	791		in accordance with this Clause 29, the Charterers shall	858
	number of days following the Owners’ notice, the	792		hold the Vessel exercising due diligence ~~as gratuitous~~
	payment shall stand as regular and punctual.			~~bailee only to the Owners.~~	859
	Failure by the Charterers to pay hire within the	793		The Owners shall arrange for an authorised represent-	860
	number of days stated in Box 34 of their receiving	794		ative to board the Vessel as soon as reasonably	861
	the Owners’ notice as provided herein, shall entitle	795		practicable following the termination of the Charter. The	862
	the Owners to withdraw the Vessel from the service	796		Vessel shall be deemed to be repossessed by the	863
	of the Charterers and terminate the Charter without	797		Owners from the Charterers upon the boarding of the	864
	further notice;	798		Vessel by the Owners’ representative. All arrangements	865
	(ii) the Charterers fail to comply with the requirements of:	799		and expenses relating to the settling of wages,	866
	(1) Clause 6 (Trading Restrictions)	800		disembarkation and repatriation of the Charterers’	867
	(2) Clause 13(a) (Insurance and Repairs)	801		Master, officers and crew shall be the sole responsibility	868
	provided that the Owners shall have the option, by	802		of the Charterers.	869
	written notice to the Charterers, to give the	803
	Charterers a specified but reasonable number of days grace within	804	30.	Dispute Resolution	870
	which to rectify the failure without prejudice to the	805	*)	(a) This Contract shall be governed by and construed	871
	Owners’ right to withdraw and terminate under this	806		in accordance with English law and any dispute arising	872
	Clause if the Charterers fail to comply with such	807		out of or in connection with this Contract shall be referred	873
	notice;	808		to arbitration in London in accordance with the Arbitration	874
	(iii) the Charterers fail to rectify any failure to comply	809		Act 1996 or any statutory modification or re-enactment	875
	with the requirements of sub-clause 10(a)(i)	810		thereof save to the extent necessary to give effect to	876
	(Maintenance and Repairs) as soon as practically	811		the provisions of this Clause.	877
	possible after the Owners have requested them in	812		The arbitration shall be conducted in accordance with	878
	writing so to do and in any event so that the Vessel’s	813		the London Maritime Arbitrators Association (LMAA)	879
	insurance cover is not prejudiced.	814		Terms current at the time when the arbitration proceed-	880
	(b) Owners’ Default	815		ings are commenced.	881
	If the Owners shall by any act or omission be in breach	816		The reference shall be to three arbitrators. A party	882
	of their obligations under this Charter to the extent that	817		wishing to refer a dispute to arbitration shall appoint its	883
	the Charterers are deprived of the use of the Vessel	818		arbitrator and send notice of such appointment in writing	884
	and such breach continues for a period of fourteen (14)	819		to the other party requiring the other party to appoint its	885
	running days after written notice thereof has been given	820		own arbitrator within 14 calendar days of that notice and	886
	by the Charterers to the Owners, the Charterers shall	821		stating that it will appoint its arbitrator as sole arbitrator	887
	be entitled to terminate this Charter with immediate effect	822		unless the other party appoints its own arbitrator and	888
	by written notice to the Owners.	823		gives notice that it has done so within the 14 days	889
	(c) Loss of Vessel	824		specified. If the other party does not appoint its own	890
	This Charter shall be deemed to be terminated if the	825		arbitrator and give notice that it has done so within the	891
	Vessel becomes a total loss or is declared as a	826		14 days specified, the party referring a dispute to	892
	constructive or compromised or arranged total loss. For	827		arbitration may, without the requirement of any further	893
	the purpose of this sub-clause, the Vessel shall not be	828		prior notice to the other party, appoint its arbitrator as	894
	deemed to be lost unless she has either become an	829		sole arbitrator and shall advise the other party	895
	actual total loss or agreement has been reached with	830		accordingly. The award of a sole arbitrator shall be	896
	her underwriters in respect of her constructive,	831		binding on both parties as if he had been appointed by	897
	compromised or arranged total loss or if such agreement	832		agreement.	898
	with her underwriters is not reached it is adjudged by a	833		Nothing herein shall prevent the parties agreeing in	899
	competent tribunal that a constructive loss of the Vessel	834		writing to vary these provisions to provide for the	900
	has occurred.	835		appointment of a sole arbitrator.	901
	(d) Either party shall be entitled to terminate this	836		In cases where neither the claim nor any counterclaim	902
	Charter with immediate effect by written notice to the	837		exceeds the sum of US$50,000 (or such other sum as	903
	other party in the event of an order being made or	838		the parties may agree) the arbitration shall be conducted	904
	resolution passed for the winding up, dissolution,	839		in accordance with the LMAA Small Claims Procedure	905
	liquidation or bankruptcy of the other party (otherwise	840		current at the time when the arbitration proceedings are	906
	than for the purpose of reconstruction or amalgamation)	841		commenced.	907
	or if a receiver is appointed, or if it suspends payment,	842	*)	~~(b) This Contract shall be governed by and construed~~	908
	ceases to carry on business or makes any special	843		~~in accordance with Title 9 of the United States Code~~	909
	arrangement or composition with its creditors.	844		~~and the Maritime Law of the United States and any~~	910
	(e) The termination of this Charter shall be without	845		~~dispute arising out of or in connection with this Contract~~	911
	prejudice to all rights accrued due between the parties	846		~~shall be referred to three persons at New York, one to~~	912
	prior to the date of termination and to any claim that	847		~~be appointed by each of the parties hereto, and the third~~	913
	either party might have.	848		~~by the two so chosen; their decision or that of any two~~	914
		849		~~of them shall be final, and for the purposes of enforcing~~	915
29.	Repossession			~~any award, judgement may be entered on an award by~~	916
	In the event of the termination of this Charter in	850		~~any court of competent jurisdiction. The proceedings~~	917
	accordance with the applicable provisions of Clause 28,	851		~~shall be conducted in accordance with the rules of the~~	918
	the Owners shall have the right to repossess the Vessel	852		~~Society of Maritime Arbitrators, Inc.~~	919
		853		~~In cases where neither the claim nor any counterclaim~~	920

PART II

“BARECON 2001” Standard Bareboat Charter

		~~exceeds the sum of US$50,000 (or such other sum as~~	921			~~fact may be brought to the attention of the Tribunal~~	958
		~~the parties may agree) the arbitration shall be conducted~~	922			~~and may be taken into account by the Tribunal when~~	959
		~~in accordance with the Shortened Arbitration Procedure~~	923			~~allocating the costs of the arbitration as between~~	960
		~~of the Society of Maritime Arbitrators, Inc. current at~~	924			~~the parties.~~	961
		~~the time when the arbitration proceedings are commenced.~~ 	925		~~(iv)~~	~~The mediation shall not affect the right of either~~	962
~~*)~~		 ~~(c) This Contract shall be governed by and construed~~	926			~~party to seek such relief or take such steps as it~~	963
		~~in accordance with the laws of the place mutually agreed~~	927			~~considers necessary to protect its interest.~~	964
		~~by the parties and any dispute arising out of or in~~	928		~~(v)~~	~~Either party may advise the Tribunal that they have~~	965
		~~connection with this Contract shall be referred to~~	929			~~agreed to mediation. The arbitration procedure shall~~	966
		~~arbitration at a mutually agreed place, subject to the~~	930			~~continue during the conduct of the mediation but~~	967
		~~procedures applicable there.~~	931			~~the Tribunal may take the mediation timetable into~~	968
		~~(d) Notwithstanding (a), (b) or (c) above, the parties~~	932			~~account when setting the timetable for steps in the~~	969
		~~may agree at any time to refer to mediation any~~	933			~~arbitration.~~	970
		~~difference and/or dispute arising out of or in connection~~	934		~~(vi)~~	~~Unless otherwise agreed or specified in the~~	971
		~~with this Contract.~~	935			~~mediation terms, each party shall bear its own costs~~	972
		~~In the case of a dispute in respect of which arbitration~~	936			~~incurred in the mediation and the parties shall share~~	973
		~~has been commenced under (a), (b) or (c) above, the~~	937			~~equally the mediator’s costs and expenses.~~	974
		~~following shall apply:-~~	938		~~(vii)~~	~~The mediation process shall be without prejudice~~	975
	~~(i)~~ 	~~Either party may at any time and from time to time~~	939			~~and confidential and no information or documents~~	976
		~~elect to refer the dispute or part of the dispute to~~	940			~~disclosed during it shall be revealed to the Tribunal~~	977
		~~mediation by service on the other party of a written~~	941			~~except to the extent that they are disclosable under~~	978
		~~notice (the “Mediation Notice”) calling on the other~~	942			~~the law and procedure governing the arbitration.~~	979
		~~party to agree to mediation.~~	943		~~(Note: The parties should be aware that the mediation~~		980
	~~(ii)~~ 	~~The other party shall thereupon within 14 calendar~~	944		~~process may not necessarily interrupt time limits.)~~		981
		~~days of receipt of the Mediation Notice confirm that~~	945	~~(e)~~	~~If Box 35 in Part I is not appropriately filled in, sub-clause~~		982
		~~they agree to mediation, in which case the parties~~	946		~~30(a) of this Clause shall apply. Sub-clause 30(d) shall~~		983
		~~shall thereafter agree a mediator within a further~~	947		~~apply in all cases.~~		984
		~~14 calendar days, failing which on the application~~	948	*)	~~Sub-clauses 30(a), 30(b) and 30(c) are alternatives;~~		985
		~~of either party a mediator will be appointed promptly~~	949		~~indicate alternative agreed in Box 35.~~		986
		~~by the Arbitration Tribunal (“the Tribunal”) or such~~	950
		~~person as the Tribunal may designate for that~~	951	31.	Notices		987
		~~purpose. The mediation shall be conducted in such~~	952		(a) Any notice to be given by either party to the other		988
		~~place and in accordance with such procedure and~~	953		party shall be in writing and may be sent by fax, telex,		989
		~~on such terms as the parties may agree or, in the~~	954		registered or recorded mail or by personal service.		990
		~~event of disagreement, as may be set by the~~	955		(b) The address of the Parties for service of such		991
		~~mediator.~~	956		communication shall be as stated in Boxes 3 and 4		992
	~~(iii)~~ 	~~If the other party does not agree to mediate, that~~	957		respectively.		993

“BARECON 2001” Standard Bareboat Charter

OPTIONAL
PART

~~PART III~~

~~PROVISIONS TO APPLY FOR NEWBUILDING VESSELS ONLY~~

~~(Optional, only to apply if expressly agreed and stated in Box 37)~~

~~1.~~	~~Specifications and Building Contract~~	~~1~~		~~and upon and after such acceptance, subject to Clause~~	~~69~~
	~~(a) The Vessel shall be constructed in accordance with~~	~~2~~		~~1(d), the Charterers shall not be entitled to make any claim~~	~~70~~
	~~the Building Contract (hereafter called “the Building~~	~~3~~		~~against the Owners in respect of any conditions,~~	~~71~~
	~~Contract”) as annexed to this Charter, made between the~~	~~4~~		~~representations or warranties, whether express or implied,~~	~~72~~
	~~Builders and the Owners and in accordance with the~~	~~5~~		~~as to the seaworthiness of the Vessel or in respect of delay~~	~~73~~
	~~specifications and plans annexed thereto, such Building~~	~~6~~		~~in delivery.~~	~~74~~
	~~Contract, specifications and plans having been counter-~~	~~7~~		~~(b) If for any reason other than a default by the Owners~~	~~75~~
	~~signed as approved by the Charterers.~~	~~8~~		~~under the Building Contract, the Builders become entitled~~	~~76~~
	~~(b) No change shall be made in the Building Contract or~~	~~9~~		~~under that Contract not to deliver the Vessel to the Owners,~~	~~77~~
	~~in the specifications or plans of the Vessel as approved by~~	~~10~~		~~the Owners shall upon giving to the Charterers written~~	~~78~~
	~~the Charterers as aforesaid, without the Charterers’~~	~~11~~		~~notice of Builders becoming so entitled, be excused from~~	~~79~~
	~~consent.~~	~~12~~		~~giving delivery of the Vessel to the Charterers and upon~~	~~80~~
	~~(c) The Charterers shall have the right to send their~~	~~13~~		~~receipt of such notice by the Charterers this Charter shall~~	~~81~~
	~~representative to the Builders’ Yard to inspect the Vessel~~	~~14~~		~~cease to have effect.~~	~~82~~
	~~during the course of her construction to satisfy themselves~~	~~15~~		~~(c) If for any reason the Owners become entitled under~~	~~83~~
	~~that construction is in accordance with such approved~~	~~16~~		~~the Building Contract to reject the Vessel the Owners shall,~~	~~84~~
	~~specifications and plans as referred to under sub-clause~~	~~17~~		~~before exercising such right of rejection, consult the~~	~~85~~
	~~(a) of this Clause.~~	~~18~~		~~Charterers and thereupon~~	~~86~~
	~~(d) The Vessel shall be built in accordance with the~~	~~19~~		~~(i) if the Charterers do not wish to take delivery of the Vessel~~	~~87~~
	~~Building Contract and shall be of the description set out~~	~~20~~		~~they shall inform the Owners within seven (7) running days~~	~~88~~
	~~therein. Subject to the provisions of sub-clause 2(c)(ii)~~	~~21~~		~~by notice in writing and upon receipt by the Owners of such~~	~~89~~
	~~hereunder, the Charterers shall be bound to accept the~~	~~22~~		~~notice this Charter shall cease to have effect; or~~	~~90~~
	~~Vessel from the Owners, completed and constructed in~~	~~23~~		~~(ii) if the Charterers wish to take delivery of the Vessel~~	~~91~~
	~~accordance with the Building Contract, on the date of~~	~~24~~		~~they may by notice in writing within seven (7) running days~~	~~92~~
	~~delivery by the Builders. The Charterers undertake that~~	~~25~~		~~require the Owners to negotiate with the Builders as to the~~	~~93~~
	~~having accepted the Vessel they will not thereafter raise~~	~~26~~		~~terms on which delivery should be taken and/or refrain from~~	~~94~~
	~~any claims against the Owners in respect of the Vessel’s~~	~~27~~		~~exercising their right to rejection and upon receipt of such~~	~~95~~
	~~performance or specification or defects, if any.~~	~~28~~		~~notice the Owners shall commence such negotiations and/~~	~~96~~
	~~Nevertheless, in respect of any repairs, replacements or~~	~~29~~		~~or take delivery of the Vessel from the Builders and deliver~~	~~97~~
	~~defects which appear within the first 12 months from~~	~~30~~		~~her to the Charterers;~~	~~98~~
	~~delivery by the Builders, the Owners shall endeavour to~~	~~31~~		~~(iii) in no circumstances shall the Charterers be entitled to~~	~~99~~
	~~compel the Builders to repair, replace or remedy any defects~~	~~32~~		~~reject the Vessel unless the Owners are able to reject the~~	~~100~~
	~~or to recover from the Builders any expenditure incurred in~~	~~33~~		~~Vessel from the Builders;~~	~~101~~
	~~carrying out such repairs, replacements or remedies.~~	~~34~~		~~(iv) if this Charter terminates under sub-clause (b) or (c) of~~	~~102~~
	~~However, the Owners’ liability to the Charterers shall be~~	~~35~~		~~this Clause, the Owners shall thereafter not be liable to the~~	~~103~~
	~~limited to the extent the Owners have a valid claim against~~	~~36~~		~~Charterers for any claim under or arising out of this Charter~~	~~104~~
	~~the Builders under the guarantee clause of the Building~~	~~37~~		~~or its termination.~~	~~105~~
	~~Contract (a copy whereof has been supplied to the~~	~~38~~		~~(d) Any liquidated damages for delay in delivery under the~~	~~106~~
	~~Charterers). The Charterers shall be bound to accept such~~	~~39~~		~~Building Contract and any costs incurred in pursuing a claim~~	~~107~~
	~~sums as the Owners are reasonably able to recover under~~	~~40~~		~~therefor shall accrue to the account of the party stated in~~	~~108~~
	~~this Clause and shall make no further claim on the Owners~~	~~41~~		~~Box 41(c) or if not filled in shall be shared equally between~~	~~109~~
	~~for the difference between the amount(s) so recovered and~~	~~42~~		~~the parties.~~	~~110~~
	~~the actual expenditure on repairs, replacement or~~	~~43~~
	~~remedying defects or for any loss of time incurred.~~	~~44~~	~~3.~~	~~Guarantee Works~~	~~111~~
	~~Any liquidated damages for physical defects or deficiencies~~	~~45~~		~~If not otherwise agreed, the Owners authorise the~~	~~112~~
	~~shall accrue to the account of the party stated in Box 41(a)~~	~~46~~		~~Charterers to arrange for the guarantee works to be~~	~~113~~
	~~or if not filled in shall be shared equally between the parties.~~	~~47~~		~~performed in accordance with the building contract terms,~~	~~114~~
	~~The costs of pursuing a claim or claims against the Builders~~	~~48~~		~~and hire to continue during the period of guarantee works.~~	~~115~~
	~~under this Clause (including any liability to the Builders)~~	~~49~~		~~The Charterers have to advise the Owners about the~~	~~116~~
	~~shall be borne by the party stated in Box 41(b) or if not~~	~~50~~		~~performance to the extent the Owners may request.~~	~~117~~
	~~filled in shall be shared equally between the parties.~~	~~51~~
		~~4.~~		~~Name of Vessel~~	~~118~~
~~2.~~	~~Time and Place of Delivery~~	~~52~~		~~The name of the Vessel shall be mutually agreed between~~	~~119~~
	~~(a) Subject to the Vessel having completed her~~	~~53~~		~~the Owners and the Charterers and the Vessel shall be~~	~~120~~
	~~acceptance trials including trials of cargo equipment in~~	~~54~~		~~painted in the colours, display the funnel insignia and fly~~	~~121~~
	~~accordance with the Building Contract and specifications~~	~~55~~		~~the house flag as required by the Charterers.~~	~~122~~
	~~to the satisfaction of the Charterers, the Owners shall give~~	~~56~~
	~~and the Charterers shall take delivery of the Vessel afloat~~	~~57~~	~~5.~~	~~Survey on Redelivery~~	~~123~~
	~~when ready for delivery and properly documented at the~~	~~58~~		~~The Owners and the Charterers shall appoint surveyors~~	~~124~~
	~~Builders’ Yard or some other safe and readily accessible~~	~~59~~		~~for the purpose of determining and agreeing in writing the~~	~~125~~
	~~dock, wharf or place as may be agreed between the parties~~	~~60~~		~~condition of the Vessel at the time of re-delivery.~~	~~126~~
	~~hereto and the Builders. Under the Building Contract the~~	~~61~~		~~Without prejudice to Clause 15 (Part II), the Charterers~~	~~127~~
	~~Builders have estimated that the Vessel will be ready for~~	~~62~~		~~shall bear all survey expenses and all other costs, if any,~~	~~128~~
	~~delivery to the Owners as therein provided but the delivery~~	~~63~~		~~including the cost of docking and undocking, if required,~~	~~129~~
	~~date for the purpose of this Charter shall be the date when~~	~~64~~		~~as well as all repair costs incurred. The Charterers shall~~	~~130~~
	~~the Vessel is in fact ready for delivery by the Builders after~~	~~65~~		~~also bear all loss of time spent in connection with any~~	~~131~~
	~~completion of trials whether that be before or after as~~	~~66~~		~~docking and undocking as well as repairs, which shall be~~	~~132~~
	~~indicated in the Building Contract. The Charterers shall not~~	~~67~~		~~paid at the rate of hire per day or pro rata.~~	~~133~~
	~~be entitled to refuse acceptance of delivery of the Vessel~~	~~68~~

“BARECON 2001” Standard Bareboat Charter

OPTIONAL
PART

PART IV

HIRE/PURCHASE AGREEMENT

(Optional, only to apply if expressly agreed and stated in Box 42)

During the currency of this charter ~~On expiration of this Charter and~~		claims. Any taxes, notarial, consular and other charges	22
~~provided the Charterers~~	~~1~~	and expenses connected with the purchase and	23
~~have fulfilled their obligations according to Part I and II~~	~~2~~	registration under Buyers’ flag, shall be for Buyers’	24
~~as well as Part III, if applicable, it is agreed, that on~~	~~3~~	account. Any taxes, consular and other charges and	25
~~payment of the final payment of hire as per Clause 11~~	~~4~~	expenses connected with closing of the Sellers’ register,	26
the Charterers have the option and obligation to	5	shall be for Sellers’ account.	27
purchase ~~purchased~~ the Vessel with	~~6~~	In exchange for payment of purchase option price ~~the last month’s hire~~	~~28~~
everything belonging to her as per rider clause 3	7	~~instalment,~~
~~and the Vessel is fully paid for.~~		the Sellers shall furnish the Buyers with a	29
In the following paragraphs the Owners are referred to	8	Bill of Sale duly attested and legalized, together with a	30
as the Sellers and the Charterers as the Buyers	9	certificate issued by the competent authorities stating that
		the vessel is free from registered encumbrances
~~The Vessel shall be delivered by the Sellers and taken~~	~~10~~	setting out the registered encumbrances, if	31
~~over by the Buyers on expiration of the Charter.~~	 ~~11~~	any. On delivery of the Vessel the Sellers shall provide	32
		for deletion of the Vessel from the Ship’s Register and	33
The Sellers guarantee that the Vessel, at the time of	12	deliver a certificate of deletion to the Buyers.	34
delivery, is free from all encumbrances and maritime	13	The Sellers shall, at the time of delivery, hand to the	35
liens or any debts whatsoever other than those arising	14	Buyers all classification certificates (for hull, engines,	36
from anything done or not done by the Buyers or any	15	anchors, chains, etc.), as well as all plans which may	37
existing mortgage agreed not to be paid off by the time	16	be in Sellers’ possession.	38
of delivery.
Should any claims, which have been incurred	17	The Wireless Installation and Nautical Instruments,	39
prior to the time of delivery be made against the Vessel,	18	unless on hire, shall be included in the sale without any	40
the Sellers hereby undertake to indemnify the Buyers	19	extra payment.	41
against all consequences of such claims to the extent it	20
can be proved that the Sellers are responsible for such	21	The Vessel with everything belonging to her shall be at	42
		Sellers’ risk and expense until she is delivered to the	43
		Buyers, subject to the conditions of this Contract and	44
		the Vessel with everything belonging to her shall be	45
		delivered and taken over as she is at the time of delivery,	46
		after which the Sellers shall have no responsibility for	47
		possible faults or deficiencies of any description.	48

		The Buyers undertake to pay for the repatriation of the	49
		Master, officers and other personnel if appointed by the	50
		Sellers to the port where the Vessel entered the Bareboat	51
		Charter as per Clause 3 (Part II) or to pay the equivalent	52
		cost for their journey to any other place.	53

PART V

PROVISIONS TO APPLY FOR VESSELS REGISTERED IN A BAREBOAT CHARTER REGISTRY

(Optional, only to apply if expressly agreed and stated in Box 43)

~~1.~~	~~Definitions~~	~~1~~	~~3.~~	~~Termination of Charter by Default~~	~~17~~
	~~For the purpose of this PART V, the following terms shall~~	~~2~~		~~If the Vessel chartered under this Charter is registered~~	~~18~~
	~~have the meanings hereby assigned to them:~~	~~3~~		~~in a Bareboat Charter Registry as stated in Box 44, and~~	~~19~~
	~~“The Bareboat Charter Registry” shall mean the registry~~	~~4~~		~~if the Owners shall default in the payment of any amounts~~	~~20~~
	~~of the State whose flag the Vessel will fly and in which~~	~~5~~		~~due under the mortgage(s) specified in Box 28, the~~	~~21~~
	~~the Charterers are registered as the bareboat charterers~~	~~6~~		~~Charterers shall, if so required by the mortgagee, direct~~	~~22~~
	~~during the period of the Bareboat Charter.~~	~~7~~		~~the Owners to re-register the Vessel in the Underlying~~	~~23~~
	~~“The Underlying Registry” shall mean the registry of the~~	~~8~~		~~Registry as shown in Box 45.~~	~~24~~
	~~State in which the Owners of the Vessel are registered~~	~~9~~		~~In the event of the Vessel being deleted from the~~	~~25~~
	~~as Owners and to which jurisdiction and control of the~~	~~10~~		~~Bareboat Charter Registry as stated in Box 44, due to a~~	~~26~~
	~~Vessel will revert upon termination of the Bareboat~~	~~11~~		~~default by the Owners in the payment of any amounts~~	~~27~~
	~~Charter Registration.~~	~~12~~		~~due under the mortgage(s), the Charterers shall have~~	~~28~~
				~~the right to terminate this Charter forthwith and without~~	~~29~~
~~2.~~	~~Mortgage~~	~~13~~		~~prejudice to any other claim they may have against the~~	~~30~~
	~~The Vessel chartered under this Charter is financed by~~	~~14~~		~~Owners under this Charter.~~	~~31~~
	~~a mortgage and the provisions of Clause 12(b) (Part II)~~	~~15~~
	~~shall apply.~~	~~16~~

1.	Down Payment

Subject to the finalization of the amount of the Initial Trade Debt Obligation (the “Initial Trade Debt Obligation”) as per Appendix C, which shall be completed by the Owners by December 31, 2014 and shall not exceed a variation of more than 5% of the Initial Trade Debt Obligations as per Appendix C, Charterers to pay a share payment amount of USD two million sixty eight thousand nine hundred sixteen and fifteen cents ($ 2,068,916.15) payable in NEWLEAD HOLDINGS’ LTD. (“NewLead”) common shares (the “Shares”) with relevant true up provisions as in clause 5 in the Rider Clauses (the “Share Payment”) on delivery of the vessel to Owners' designated Brokerage Account. Upon finalization of the amount of the Initial Trade Debt Obligation, if more Shares need to be issued so as to reflect the finalized Share Payment, they shall be issued until January 5, 2015. In case the number of Shares which has been issued exceeds the finalized Share Payment, the Owners shall return to the Charterers those Shares until January 5, 2015. This payment will be considered as a part payment of the vessel's price in the event that the Purchase Option or when the Purchase Obligation is exercised. In the event of termination under Clause 25 (b) due to default of Owners, or 28 (c) or termination by the Charterers under Clause 28 (d) of the Charter or in case the Purchase Option or Obligation will not be exercised either due to force majeure or fault of the Owners the Share Payment shall be immediately repaid to the Charterers.

At the time that the Purchase Option or when the Purchase Obligation is exercised the Charterers shall pay to the Owners USD forty one thousand nine hundred fifteen and forty seven cents($ 41,915.47 ) payable in NewLead’s common shares which is the book value of the bunkers onboard on MT KATERINA L on the date of the delivery of the vessel. In the event of termination under Clause 25 (b) due to default of Owners, or 28 (c) or termination by the Charterers under Clause 28 (d) of the Charter or in case the Purchase Option or Obligation will not be exercised either due to force majeure or fault of the Owners, the vessel shall be returned to the Owners containing the same quantity of bunkers (IFO 25.997 Tns, MGO 17.508 Tns, ENGINE OIL 0.000 Ltrs, GENERATOR OIL 280.000 Ltrs, THERMOIL 3000.000 Ltrs, HYDRAULIC 410.000 Ltrs) as the date it was delivered to the Charterers.

2.	Hire

Hire payment is to cover Owners’ interest obligations under the Financial Instrument (the “Financial Instrument”) (as per the appendix A). The hire is to be paid in installments on a quarterly basis in arrears on the dates corresponding to the Financial Instrument repayment dates and will amount to the actual interest part of the repayment of the Financial Instrument. The Owners will provide to the Charterers the bank slip evidencing the actual interest amounts payable at least fifteen (15) days prior the payment date. The calculations provided in Appendix B illustrate the expected hire with an assumed Libor of 0.50%. For the calculation of the interest part, the actual hire is expected to be different due to Libor rate’s variations. The interest calculation will also differ in case the Charterers exercise their option to repay the Capital as provided below to rider clause 3. Following each payment of Interest (or Principal under the option provided below to rider clause 3) to the Bank, the Owners will provide supporting documentation from the Bank to the Charterers, showing that the Charterers used the hire for paying down the Financial Instrument and/or interest thereon. The Owners undertake and guarantee that the sole use of the Hire payment is to repay down the Financial Instrument and will not cover with that money any other obligations nor distribute any dividends to the shareholders.

3.	Purchase Option and Obligation

Charterers to have a Purchase Option and the Owners the obligation to sell the vessel exercisable at any time during the duration of the current Charter (the “Charter”) (the “Purchase Option”). The Purchase Option price to be the vessel's outstanding loan amount, which is the Capital as it is defined here below, at the date of the exercise of the option as it may be reduced pursuant to the third paragraph here below, plus the interest accrued under the Financial Instrument during the period from the last payment of principal and interest pursuant to the Financial Instrument until delivery to buyers, plus any amounts remaining unpaid under the Initial Trade Debt Obligation as per appendix C.

Charterers to have the Obligation (the “Purchase Obligation”) to purchase and the Owners the obligation to sell the vessel to the Charterers at the end of the duration of the Charter as per Box 21 (which matches to the maturity date according to the Financial Instrument) at a price of USD three million twenty five thousand (3,025,000) (the “Capital”), as may be reduced in Capital pursuant to the following paragraph, plus any amount remaining under the Initial Trade Debt Obligation as per appendix C.

Charterers to have the option, on their sole discretion, to prepay part or all of the Capital of the Financial Instrument that is attributed to M/T KATERINA L (the vessel owned by the Owners) of USD three million twenty five thousand (3,025,000) at any time on the Charterers’ option. Any amount paid to the Owners under this provision shall be reduced from the Capital as described on the previous paragraph. In case the Charterers will not exercise the Purchase Option or Obligation either due to force majeure or fault of the Owners, the Owners will return any amount paid to the Charterers as part of the Capital of the Financial Instrument as described here above.

The Charterers may on their option prepay any amount of the Initial Trade Debt Obligation as per appendix C during the term of this Charter or at the Purchase Option or Purchase Obligation dates. The Charterers may on their sole option pay directly any vendors (as defined in the Appendix C). In case the Charterers will not exercise the Purchase Option or Obligation, either due to force majeure or fault of the Owners, the Owners will return any amount paid to the Charterers as part of the Initial Trade Debt Obligations as described here above.

Charterers to give the Owners written notice of their exercise of the Purchase Option approximately 30 days prior to the date of estimated delivery of the vessel pursuant to such option and 30/20/15/7/5 days approximate and 3/1 days definite notice of the vessel's delivery.

4.       The Owners undertake and guarantee that aside from the encumbrances that already exist in favor of the Financial Instrument they will not create any additional mortgage, lien, debt, assignment over, or other security interest whatsoever in the vessel. Additionally they undertake and guarantee that they will not alter any repayment terms on the Financial Instrument unless they obtain consent in writing by the Charterer.

5.       If at any time and always within the duration of the Charter :

a) the trading value of the Shares is less than the value at the date of issuance and/or

b) the total amount which the Owners have received as consideration in respect of the sale of all or any part of the Shares (the “Sold Amount”), come to a total less than the Share Payment amount,

then Owners shall immediately issue to the Charterers a notice in writing, which shall be in a form acceptable by the Charterers, confirming the Sold Amount received as per Rider Clause 5 b), the sale date(s) of the Shares and the stock price of the sold Shares on the date(s) those Shares were sold, which shall not be less than the price of common stock of NewLead (VWAP).

Provided that the above conditions are met cumulatively the Charterers shall effect true-up adjustments, and issue further additional shares (the “True-Up Shares”) to the Owners with the price per share to be the average of the last ten (10) days preceding the date on which the shares are issued.

6.      If, at any time until the compulsory purchase of the vessel (as per clause 3 and Box 21 of the Charter), the Shares cease (or have ceased) to remain publicly listed on any national security exchange or market, trading or quotation facility; and (i) a shortfall exists after the Sold Amount has been deducted from the Share Payment (the "De-Listing Shortfall"); and (ii) all and any Shares held by the Owners have been sold or transferred back to such private shareholders of NewLead (as the board of directors of NewLead may direct in accordance with the shareholding proportions that each such private shareholder holds in NewLead on the maturity date), the Charterers shall in their sole and absolute discretion (within 60 Business Days from the maturity date or such other date as the Parties may agree):

(A) pay to the Owners (or to their order) the amount of the De-Listing Shortfall in cash;

(B) procure the delivery of the Vessel to the Owners or their nominee (on such terms as may be agreed between the Parties) and as may be equal to the De-Listing Shortfall based on the average of two contemporaneous written valuations of such Vessel with the benefit of any charter and on a willing seller willing buyer basis, prepared by two first-class international shipbrokers (each of the Owners and Charterers to supply each shipbroker and bear the costs respectively); or

(C) any combination of the two just mentioned options in the sole discretion of the Charterers, as may be equal to the De-Listing Shortfall.

Immediately upon the settlement of the De-Listing Shortfall pursuant to the Clause here above, the Charterers shall have no obligation or liability to the Owners (or any other person) whatsoever under or pursuant to the terms of this Charter, whereupon this Charter shall cease to take effect and the Owners shall not be entitled to advance any claim for any compensation, indemnity, losses, damages, expenses or costs whatsoever whether directly or indirectly incurred or whether present, future or contingent as a consequence thereof whether against the Charterers, NewLead and/or any person, officer or agent acting on behalf of any such entities.

7.        In the event of any conflict between these Rider Clauses and Part I, II and IV of this Charter these Rider Clauses shall prevail.